     As filed with the Securities and Exchange Commission on April 8, 1997
                                                  Registration No. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------
                             MICRODYNE CORPORATION
             (Exact name of registrant as specified in its charter)

             MARYLAND                                                 52-0856493
   (State or other jurisdiction                                  (I.R.S Employer
of incorporation or organization)                            Identification No.)

                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          -------------------------

                                Neal H. Sanders
                      Senior Vice President and Secretary
                             Microdyne Corporation
                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          -------------------------

                                  Copies to:
                           Curtis M. Coward, Esquire
                     McGuire, Woods, Battle & Boothe L.L.P.
                             8280 Greensboro Drive
                          McLean, Virginia 22102-3892
                                 (703) 712-5000

                          -------------------------

       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
                          -------------------------

                        CALCULATION OF REGISTRATION FEE

  ================================================================================================================================
                                                                  Proposed maximum
       Title of each class of             Amount to be           offering price per        Proposed maximum           Amount of
    securities to be registered           registered(1)               share(1)            aggregate offering      registration fee
                                                                                                 price
  --------------------------------------------------------------------------------------------------------------------------------
  Common Stock,  $0.10 par value             100,000                 $4.375                   $437,500                $132.58
  ================================================================================================================================

(1) Estimated solely for purposes of calculating the Registration fee pursuant to Rule 457(c) and based on the average high and low prices of the common stock as reported on April 4, 1997 on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                             MICRODYNE CORPORATION

                                 100,000 Shares
                                  Common Stock

                                ---------------

       This Prospectus relates to the offer and sale of 100,000 shares of Microdyne Corporation, a Maryland corporation (the "Company"), par value $0.10 per share (the "Common Stock") by Galerie Nissl of Furstentum, Liechtenstein (the "Selling Stockholder") which recently acquired such shares from Philip T. Cunningham, the largest stockholder of the Company, in consideration for the sale of certain artwork (the "Transaction"). The 100,000 shares of Common Stock to which this prospectus relates may be sold by the Selling Stockholder at any time.

       The Selling Stockholder directly, through agents designated from time to time or through brokers, dealers or underwriters also to be designated, may sell the Common Stock from time to time on terms to be determined at the time of sale. To the extent required, the specific Common Stock to be sold, the purchase price, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The Common Stock may be sold from time to time by the Selling Stockholder either directly in private transactions, or through one or more brokers or dealers on the NASDAQ/NMS at such prices and upon such terms as may be obtainable.

       Upon any sale of the Common Stock offered hereby, the Selling Stockholder and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended (the "Securities Act") with respect to such shares of Common Stock, and commission or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company, however, understands that the Selling Stockholder does not admit that it is an underwriter within the meaning of the Securities Act.

       The Common Stock is listed for trading on the National Market System of the National Association of Securities Dealers Automated Quotation System (the
"NASDAQ/NMS") under the symbol "MCDY."   The last reported sale price of the
Common Stock as reported on April 8, 1997, was $4.25 per share.

       The Company will not receive any of the proceeds from the sale of the securities offered hereby. No underwriter is being utilized by the Company in connection with this offering. All expenses incurred in connection with this offering are being borne by the Company.

                                ---------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is ________________

                             AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates. The Company's Common Stock is listed on the NASDAQ National Market. Reports and other information concerning the Company can be inspected at the offices of the NASDAQ Stock Market, 1735 K Street, NW, Washington, DC 20006-1506. The Commission also maintains a world wide web site that contains reports, proxy and information statements and other information regarding the Company. The world wide web site address is http://www.sec.gov.

       The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.


                           INCORPORATION BY REFERENCE

       The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus and made a part hereof:

       (a) the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996;

       (b) the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996;

       (c)       the Company's Current Report on Form 8-K filed March 27, 1997;

       (d) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

       (e) the response to Item 1 in the Form 8-A Registration Statement which the Company filed with the Commission in 1970 pursuant to Section 12(b) of the Exchange Act (File No. 0-4384); and the information set forth under "Description of Microdyne's Securities" in the Company's Registration Statement on Form S-4 filed on May 31, 1991, under the Securities Act of 1933.

       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of Common Stock to be made hereunder, shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document incorporated herein by reference which statement is also incorporated herein by reference is inconsistent with such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless the exhibits are specifically incorporated by reference into such documents). Requests should be directed to Neal H. Sanders, Microdyne Corporation, 3601 Eisenhower Avenue, Alexandria, Virginia 22304, telephone number (703) 739-0500.

       No person has been authorized in connection with this offering to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder, or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell, or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                                  THE COMPANY

       Microdyne Corporation ("Microdyne" or "The Company") is engaged in three businesses within its industry segment of data communications products and services:

- Through its Networking Products Division ("NPD"), the Company designs, manufactures, markets and supports a broad line of data communications hardware products that facilitate inter-computer communications via local area networks (LANs).

- Through its Aerospace Telemetry Division, Microdyne designs, manufactures, and markets aerospace telemetry receivers, combiners, and signal simulators for use in data gathering and analysis.

- Through its Microdyne Support Services Division, Microdyne provides contract-based, outsourced and value-added technical services.


NETWORKING PRODUCTS DIVISION

       Networks have become an essential element of organizational productivity. Initially, local area networks ("LANs') performed simple file and print sharing tasks among a group of personal computer ("PC") users. As a result of faster processing capabilities of PCS, inexpensive, more powerful mass storage file and application servers, generally falling hardware prices and faster network speeds, LANs are now used to also deliver critical applications among network users. These new applications include fax origination and delivery, e-mail access, document imaging, storage and manipulation, desktop video conferencing, real-time workgroup use of common images and other CPU-intensive networking activities. As user requirements for the network have increased -- including the need for greater throughput speeds and bandwidth -- new bus architectures, network topologies and transmission media have been developed. The resulting upgrade and sale of new PCS, adapter cards and ancillary networking hardware to the installed base have further stimulated market growth.

       The Company believes that as LANs have evolved, many segments of local area networking have become non-proprietary, price sensitivity has increased and buyers have come to favor multi-product vendors. In addition, buyers have become more cautious about embracing new technology if adopting it renders a large part of an existing networking investment obsolete. As a result, the Company believes that an ability to differentiate products through enhancements and added features, the timing of product introductions, effective distribution and marketing, efficient manufacturing and a low-cost infrastructure are critical elements for success.

       The Company has established itself as a leading supplier of LAN adapter cards which provide the essential connection between computers (including personal computers, file servers, minicomputers and mainframe computers) and the network. The Company's products support all established computer bus structures, wiring systems and network topologies, including Ethernet, Fast Ethernet and Token Ring. The Company believes that its products provide a combination of reliable, high performance, fully featured solutions at attractive prices.

       The networking products market is very competitive. The Company believes its ability to compete successfully depends on a number of factors, including: price; product features; product quality; performance and reliability; name recognition and reputation; international certification; retention of experienced sales, marketing and service personnel; development of new products and enhancements; and adherence to rapidly changing industry standards.

       Microdyne competes with a number of vendors including 3Com Corporation, Standard Microsystems Corporation and Intel Corporation. Each has significantly greater financial, marketing, technical and other resources as well as the capacity to obtain components at lower cost either by purchasing large quantities of such components or by fabricating such components in-house. These competitors have the financial resources to lower prices in order to increase market share, and may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or control the timing of, or respond more effectively to, new product introductions.

FISCAL 1996 EVENTS AT NETWORKING PRODUCTS DIVISION

       In fiscal 1996, the Networking Products Division ("NPD") found itself faced with an excess of distribution channel inventory resulting from an over-estimation of end-user demand for Microdyne's networking products during 1995. In addition, changes in distribution policies by Novell, Inc. ("Novell"), with whom NPD had a major marketing and distribution relationship, had a significant adverse effect on NPD's operations.

       In January 1996, the Company announced a program to lower the amount of NPD inventory held by distributors in order to bring such inventories in line
with point of sale (POS) data available at that time.   That program continued
through the first quarter of fiscal 1997. Also, sales of NPD hardware bundled with Novell software ("Bundled Products") were significantly lower due to the continued impact from changes in Novell's distribution policies and practices. These changes included a decision by Novell to reduce the amount of its inventory in its distribution channel by de-emphasizing sales of its products as traditional, stand-alone software and by lowering discounts on Novell software purchases. The collective result of the Company's program and Novell's changes was a significant decrease in NPD sales.

       In reaction to these decreased sales levels, the Company moved aggressively to cut corporate and operating expenses through a combination of personnel downsizing and expense constraints.

RECENT EVENTS AFFECTING THE NETWORKING PRODUCTS DIVISION

       NPD has a number of product lines that sell well and customers that generate continuing orders. For example, NPD is well positioned in government business, and in the past year has developed a healthy OEM activity. NPD's traditional products, such as its minicomputer connectivity product line, have little competition and generate excellent margins. The Company believes the long-term prospects for acceptable profitability in these product lines are good.

       However, in the mainstream adapter card market, NPD competes against companies that have substantially larger marketing and other resources. Moreover, reported POS data from the first quarter of fiscal

1997 provided clear indication that total sales to end-user customers declined significantly in that quarter; concurrently, data reported by other companies, including the industry's largest adapter card manufacturer, indicated a general softening in the market for such products in December.

       In February, 1997, the two largest adapter card manufacturers cut prices of Fast Ethernet adapter cards by as much as 40%. Also in February, Novell announced weaker than expected sales, indicating further loss of market share for network operating systems. Accordingly, the Company determined that the program previously undertaken to match distribution levels with sales of networking products would not be adequate to produce consistent profitability in the NPD in the future and that substantial additional steps would be necessary.

       On March 17, 1997, the Company announced that because of declining sales out of distribution, dramatically falling prices, deteriorating fundamentals in the adapter card industry, and a declining presence for Novell, NPD could not go forward on a business-as-usual basis. The Company disclosed a strategy designed to preserve its presence in networking while limiting its downside risk for the future. The strategy included these elements:

- The Company will restructure NPD, writing down goodwill and inventory previously valued at $22 million.

- NPD will have a "shipping holiday" in the quarter ending March 31, 1997 to draw inventories down to a target level of 30 days, as a result of which NPD revenues are expected to fall below $1 million for the quarter.

- As a result, Microdyne expects to report an operating loss of approximately 40 cents per share on revenues of approximately $12 million for the company's quarter ending March 30, 1997; and a net loss, inclusive of an estimated one-time, $1.60 per share restructuring charge, of approximately $2.00 per share, in that quarter.

- In the wake of the restructuring, the Company expects NPD to be profitable.

       The Company believes there is still opportunity and profit in the Networking Products business. The Company believes the new NPD structure provides the best means to capitalize on that opportunity.


AEROSPACE TELEMETRY DIVISION

       Telemetry is the technology of measuring various equipment performance parameters at a distance, and is required when the object under test is moving too quickly or is at too great a distance to use wires. Information may consist of readings from hundreds of sensors recording such things as heat, vibration, stress and operational performance. Each sensor will produce its own data stream which must be transmitted and captured.

       In telemetry, data is gathered, multiplexed, and transmitted at microwave frequencies, usually in a rapid burst form, toward a ground station. There, a highly selective radio receiver gathers the information. In other applications such as weather satellites or space vehicles, the information will consist of data and video transmissions. The U.S. Government operates several hundred ground stations, each of which may have racks of telemetry receivers. Other governments also operate numerous sites.

       Since 1968, Microdyne has manufactured telemetry receivers, sophisticated radio receivers that can accurately tune in and hold the telemetry signals from aircraft and space vehicles. During the past several years, Microdyne has expanded and updated its telemetry product line, including the addition of card-level products that perform essentially the same functions as the Company's traditional rack-mounted devices. While there is and will continue to be a substantial market for stand-alone rack-mounted products, two trends are pushing telemetry receivers toward becoming board-level systems with computer control. First, very powerful personal computers can process telemetry data at rates previously unattainable. Second, telemetry





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
receivers are increasingly being used in mobile environments such as aircraft and on board ships where the receivers' light weight and compactness are an advantage over larger rack mounted devices.

       Telemetry systems are used in a variety of applications involving missiles, aircraft, satellites and other space vehicles. The four major user groups include Government testing ranges, aerospace companies engaged in the development and manufacture of missiles and satellites, companies that design and manufacture antennae used in tracking and receiving signals being sent from missiles and satellites and meteorological systems used to gather weather data. Microdyne markets its products directly to these user groups through a sales and marketing department located at the Company's Ocala, Florida facility. Because most telemetry products are purchased directly or indirectly with Government funding, much of Microdyne's marketing effort is channeled into establishing and maintaining name and product recognition for the Company with Government agencies and aerospace and defense contractors. Microdyne also undertakes projects combining the Company's telemetry components and subsystems with those of other manufacturers for customers worldwide. To service these customers, Microdyne maintains customer support operations in countries around the world.

       The aerospace telemetry market in which Microdyne competes is in the
midst of a growth cycle.   This growth is due to the launching or planned
launch of a new generation of satellites, a desire for more data from vehicles being tested via telemetry coupled with increased ability to process and evaluate such data, and an expansion of educational and international opportunities. Microdyne has developed and is marketing products to serve these audiences.

       The Company believes demand for its Aerospace Telemetry products is strong and that such demand should continue. In December 1996, the Aerospace Telemetry Division received an $11 million systems integration contract from the Italian Ministry of Defense. The Company expects to recognize approximately $8 million of this revenue during fiscal 1997.


MICRODYNE SUPPORT SERVICES DIVISION

       There has been a growing trend in recent years toward the providing of value-added services from third-party organizations - "outsourcing" - of both technical and non-technical positions in industry. Outsourcing enables an organization to cope with changes in growth, seasonality, and constraints on the number of full-time workers counted as employees. Outsourcing allows an organization to focus its internal and human resources on activities expected to create the highest rate of return. Outsourcing may also lower an organization's cost of doing business. Examples of outsourcing include staffing and operating telephone technical support centers, warranty repair and after-warranty service centers.

       Since 1989, the Company has provided outsourced services to one large electronics manufacturer. The activities performed on behalf of this customer include telephone technical support, component and board repair, warranty administration, and the operation of a large transit warehouse. Microdyne provides its customer with trained personnel, including, as of September 29, 1996, a staff of 271 full-time and 160 part-time employees in the customer's facilities near Los Angeles, California and in Indianapolis, Indiana. The Company's revenue is based on the number of units repaired or refurbished, or, alternately, the number of employees assigned to each aspect of the customer's business, the number of hours worked by those employees and the rate at which Microdyne is paid for such services.

       The Company maintains a contract with its customer which was renewed for a period of five years in March 1996.

       Microdyne believes it has the skills and depth of management to expand its Microdyne Support Services business. While the Company's primary focus is maintaining and expanding its relationship with its current customer, Microdyne believes it has the resources and qualifications to serve other customers, and is currently exploring ways to capitalize on its expertise. There can be no assurances that the Company will gain new customers through such efforts.

       The competition for Microdyne Support Services is both in-house sourcing and other organizations that specialize in outsourcing. The Company believes its relationship with its customer is excellent, as evidenced by the fact that the level of work performed for the customer has expanded significantly during the past two years. Also, for the past three years, the Company's customer has been ranked number one in customer service in its product area by a respected periodical.

       The outsourcing industry, of which the Company's Microdyne Support Services division is a part, is experiencing rapid growth. Such growth is a result of organizations' desire to control costs, constrain headcount, and generally focus human and financial resources on activities that will produce higher rates of return. Microdyne believes its core competency in this field can serve as a template for becoming a provider of high-quality outsourced services to other customers, though it can provide no assurances of success.

       Microdyne Support Services revenue continues to meet the Company's revenue and profit contribution expectations. In January 1997, the Company signed an additional contract to handle certain additional telephone technical support calls.

       The Company's corporate headquarters are located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304, telephone number (703) 739-0500.


                                  RISK FACTORS

       The Common Stock offered hereby involves a high degree of risk. In evaluating an investment in the Common Stock, prospective investors should consider carefully the following risk factors in addition to the other information presented in the Prospectus.

       Evolution of the Networking Products Market. The networking products industry is one of continuing evolution. While the LAN adapter card segment is comparatively technologically stable, network speeds are increasing. In 1996, LAN adapter card manufacturers agreed on a standard for 100 megabit per second, or "Fast" Ethernet. By mid-year, industry reports showed that Fast Ethernet sales accounted for more than 15% of total LAN adapter card demand. Fast Ethernet adapter card prices, which began the year at a 50% premium to the traditional 10Mbps Ethernet cards, closed to within a 20% premium by year-end. While Microdyne believes it has a defensible market share of the 10Mbps adapter card market, there can be no assurances that the Company's Fast Ethernet products will be adopted by users, or that Microdyne will be accorded a similar share of the market.

       Falling Prices for Networking Products. For Microdyne to effectively compete in the LAN adapter card industry, it must match both the price and the features of cards offered by its competitors. Microdyne believes that, at present, its product prices and features compare favorably to those of the industry leader. However, Microdyne believes the up to 40% price decreases announced in February 1997 by the industry's largest adapter card companies do not represent the full extent of expected price erosion in the industry. Should prices decline faster than Microdyne's ability to reduce manufacturing costs, the Company's gross margins will be adversely affected.

       Available resources in Networking Products. Microdyne competes against companies far larger than itself, which offer broader families of networking products, have substantially greater marketing resources, and can call directly on the resellers and end users. The Company believes the cumulative effect of such competition has the potential to erode Microdyne's sales over time.

       Reliance Upon Third Parties for Sales Data. Microdyne's Networking Products revenue does not always accurately reflect underlying end-user demand for its products. Determining the appropriate stocking level for products requires that the Company rely on periodic Point of Sale reports from distributors to assess end-user demand. The reliability and timeliness of POS information from distributors is not uniform. The Company endeavors to pro-actively obtain the most reliable reports of sales out of distribution but, even so, results may be unreliable for reasons beyond the control of the Company. POS data can only reflect past demand for current products; not future demand for new or existing products. Ultimately, the Company must use its best judgement as to what represents adequate distributor stocks.

       Brand Name Recognition. In April 1996, Microdyne acquired the perpetual, exclusive, non-royalty-bearing rights to market more than 30 products in Novell trade dress, for which Microdyne paid $6.8 million. Microdyne believed the use of Novell trade dress (including the Novell name) on certain of its networking products would benefit the Company and accord it a certain level of continuing demand. Recent significant erosion in the marketplace's perception of Novell's product quality and longevity directly and adversely affects the value of the Novell name on Microdyne's products. In March 1997, the Company announced it would abandon the Novell name on its products and would henceforth sell products under the Microdyne brand name. There can be no assurance that customers will purchase Microdyne-brand products.

       Limited Backlog. Microdyne's has historically operated with limited backlog because its products are shipped shortly after orders are received, and frequently realizes a substantial portion of its net revenues in the last month of the quarter. As a result, revenue in any quarterly period is substantially dependent on orders booked and shipped in the last month of that period.
Delays in receipt of end-of-quarter orders in a given quarter may adversely affect the Company's results of operations for that quarter, as the Company's expense levels are based primarily on full-quarter revenue estimates and only a small portion of the Company's operating expenses vary with its revenue. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

       Aerospace Telemetry Competition. The market for defense electronics is very competitive and marked by a shift toward fewer, but much larger vendors. Microdyne believes that the relative maturity of the overall defense electronics market could attract competition from vendors in related fields of defense electronics that are seeking to expand total corporate sales by leveraging relationships with existing customers to include additional product lines in ancillary fields, including the manufacture and sale of telemetry receivers and related products.

       Reliance Upon a Single Customer at Microdyne Support Services. Microdyne currently performs support services for only one customer. Microdyne's customer may, upon notice, terminate its contract with the Company and elect to perform these tasks either using its own employees or a third-party support vendor.

       Earnings Visibility. Any shortfall in revenue or earnings from the levels expected by securities analysts could have an immediate and significant effect on the trading price of the Company's common stock in any given period. Moreover, in view of historical selling patterns, the Company may not learn of such shortfalls until late in the fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's stock. Finally, the Company participates in an intensely competitive industry marked by rapidly changing technology, which may result in significant volatility of the Company's common stock price.

       Limited Product Line. Microdyne's Networking Products product line is focused on hardware products that facilitate local area networking. During the past few years, several companies, including 3Com Corporation, Cisco Systems, Inc., Bay Networks, Inc. and Cabletron Corporation have positioned themselves as providers of complete solutions for the LAN, wide-area network, remote access, and internetwork (the "enterprise-wide" network). These companies market their product families as being optimized to work together, and encourage customers to purchase a single brand of products, including local area networking hardware. Because Microdyne products address only local and remote network functions, an acceleration in the trend toward "enterprise-wide" product purchases may have a material adverse effect on Microdyne.

       Acquisition Risk. The Company's future success may depend in part on its ability to acquire technology or products that expand its product lines or that can be used in future product developments or enhancements. No assurance can be given that past or future acquisitions will produce the anticipated technological enhancements, products or results. In addition, there can be no assurance that acquisition opportunities will be available at prices that are acceptable to the Company.

       Lack of Proprietary Technology. The Company's ability to compete in Networking Products is dependent in part upon its ability to differentiate its products from those of its competitors. The Company does not possess any meaningful combination of patent, copyright or trade secrets that would allow Microdyne to distinguish its products as materially superior to competing products. While the Company does not believe its competitors possess such intellectual property rights, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially superior to the ones used by Microdyne. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time, the Company has received claims of infringement of other parties' proprietary rights. While the Company is not aware that any of its products infringe any patents, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any pending or future claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis, or the Company's involvement in patent or related litigation, could have a material adverse effect on the Company.

       Risks Associated with International Operations. The Company expects that revenue outside the United States, will represent a significant portion of its total revenue. In addition, the Company purchases components manufactured in China, Malaysia, Singapore and Hong Kong. Sales to customers outside the United States and reliance on foreign suppliers involve a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements and intellectual property rights, longer payment cycles, exchange rate fluctuations, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade. One or more of the foregoing factors could have a material adverse effect on the Company.

       Dependence on Personnel. Microdyne believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and operations personnel. Except with regard to the Chief Executive Officer, who entered into an initial two year employment agreement as of March 10, 1997, the Company does not have employment contracts with its key personnel. Competition for such personnel is intense, especially in the areas of engineering, sales and marketing. The loss of key management or technical personnel would have a material adverse effect on the Company.

       Management of Growth. Microdyne has recently experienced rapid growth followed by significant decline in its networking products operations which has placed, and could continue to place, a significant strain on the Company's management, operations and internal systems. The failure of management to effectively manage future growth or significant changes in the level of operations could have a material adverse effect on the Company.

       Potential Volatility of Stock Price. The market price of the Company's Common Stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products or enhancements offered by the Company, failure to meet published estimates of, or changes in earnings estimates by, securities analysts, announcements of new products or enhancements by competitors, sales of Common Stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key components and general economic conditions. In addition, stock prices for many technology companies, including the Company, have experienced significant volatility for reasons unrelated to operating results. These fluctuations could adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from the sales of the Common Stock offered hereby.

                              SELLING STOCKHOLDER

       This Prospectus covers the offer and sale of 100,000 shares of the Company's Common Stock recently acquired by the Selling Stockholder, Galerie Nissl of Furstentum, Liechtenstein, pursuant to the Transaction. The Selling Stockholder is not now and has never been affiliated with the Company. All of these shares may be offered for the Selling Stockholder's account.

       At the time of the Transaction, the Selling Stockholder owned none of the Company's shares.


                              PLAN OF DISTRIBUTION

       The Common Stock may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer the Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Common Stock for whom they may act as agent. The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

       At the time a particular offer of the Common Stock is made, to the extent required, a Prospectus Supplement will be distributed that will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

       The Common Stock may be sold from time to time in one or more transactions at a fixed offering price which may be changed at varying prices determined at the time of sale or at negotiated prices.


                                 LEGAL MATTERS

       The legality of the Common Stock offered hereby is being passed upon for the Company by McGuire, Woods, Battle & Boothe L.L.P., 8280 Greensboro Drive, McLean, Virginia 22102-3892.


                                    EXPERTS

       The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the year ended September 29, 1996 are incorporated herein by reference in reliance on the report of Grant Thornton L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares of Common Stock registered hereby, all of which will be borne by the Company.

       SEC Registration fee                                   $     133
       Accounting fees and expenses                               1,000
       Legal fees and expenses                                    5,000
       Other                                                        367
                                                              ----------

                 Total                                        $   6,500
                                                               =========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 2-418 of the Maryland General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

       Article NINTH of the Company's Articles of Amendment and Restatement states that it is intended to limit the liability of directors and officers to the fullest extent permissible by Maryland law, as amended from time to time.

       Article VIII of the Company's Bylaws provides for indemnification of directors and officers.

       The Company has entered into Indemnification Agreements with certain past directors. Each Agreement generally requires the Company to indemnify the director to the full extent authorized or permitted under Maryland law.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ITEM 16.  EXHIBITS

       Exhibit            Description of Exhibit
       -------            ----------------------

       5.1 Opinion of McGuire, Woods, Battle & Boothe L.L.P. as to legality of securities being registered.

       23.1 Consent of McGuire, Woods, Battle & Boothe L.L.P. is contained within the opinion of counsel attached as Exhibit 5.1.

       23.2                       Consent of Grant Thornton L.L.P.

       24                         Power of attorney.


ITEM 17.  UNDERTAKINGS

       (a)       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on this 8th day of April 1997.

                            MICRODYNE CORPORATION


                         By:  /s/ MICHAEL E. JALBERT
                            -------------------------
                              Michael E. Jalbert
                                President and
                           Chief Executive Officer

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Philip T. Cunningham and Christopher M. Maginniss, or any one or more of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                                  Title                                      Date
        ---------                                  -----                                      ----
/S/ PHILIP T. CUNNINGHAM                           Chairman                                   April 8, 1997
----------------------------------------
Philip T. Cunningham



/s/ MICHAEL E. JALBERT                             President and Chief Executive              April 8, 1997
----------------------------------------           Officer
Michael E. Jalbert


/s/ CHRISTOPHER M. MAGINNISS                       Director                                   April 8, 1997
----------------------------------------
Christopher M. Maginniss



/s/ CHRISTIAN J. SPITZ                             Senior Vice President and Chief            April 8, 1997
----------------------------------------           Financial Officer (Principal
Christian J. Spitz                                 Financial and Accounting Officer)



                                                   Director                                   April 8, 1997
----------------------------------------
Curtis M. Coward

/s/ GREGORY W. FAZAKERLEY                          Director                                   April 8, 1997
----------------------------------------
Gregory W. Fazakerley



                                                   Director                                   April 8, 1997
----------------------------------------
H. Brian Thompson

                               Index to Exhibits



Exhibit
-------

5.1 Opinion of McGuire, Woods, Battle & Boothe L.L.P. as to legality of securities being registered.

23.1 Consent of McGuire, Woods, Battle & Boothe L.L.P. is contained within the opinion of counsel attached as Exhibit 5.1.

23.2   Consent of Grant Thornton L.L.P.